SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2019, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on page 1 hereof to the “Recent Developments—KfW” section;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 2 to 4 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section; and

-	Exhibit (i) “By-Laws of KfW (English language translation)” attached hereto is hereby added and the exhibit index is amended accordingly.

This report is intended to be incorporated by reference into KfW’s prospectus dated July 30, 2020 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

RECENT DEVELOPMENTS

KFW

Other Recent Developments

Funding Volume for 2021

On December 16, 2020, KfW announced that it expects its volume of long-term funding to be raised in the capital markets in 2021 to be in a range of EUR 70 billion to EUR 80 billion.

Other

On December 1, 2020, an amended version of KfW’s bylaws, which is attached as Exhibit (i) hereto, entered into force. The amendments eliminated the requirement for binding declarations of KfW to be generally made in written form.

THE FEDERAL REPUBLIC OF GERMANY

Other Recent Developments

General Considerations Relating to the COVID-19 Pandemic

In late October 2020, many European countries scaled up non-pharmaceutical interventions following a resurgence of confirmed COVID-19 cases and associated hospitalizations and deaths. In early December 2020, the European Centre for Disease Prevention and Control (“ECDC”) reported that after months of continuous increase, the most recent epidemiological data indicated that the number of notified cases had just begun to decrease overall in Europe. However, national notification rates showed variable trends across European countries and transmission rates remained high in most parts of Europe, with all countries except one being in a situation of serious concern in the last week of November 2020. According to the ECDC, high levels of transmission continue to pose a threat for healthcare capacity due to increasing healthcare demand and the risk that more healthcare workers might contract COVID-19 and be isolated or quarantined as a result. The hospital bed and intensive care unit occupancy rates continue to increase or remain high in many countries, and further increases of positive COVID-19 cases, due, among others, to the projected impact of relaxing protective measures in connection with the end-of-year festive season, may challenge healthcare capacity and lead to an increase in the number of deaths. In combination with the increasing de-motivation to follow recommended protective measures, which has been reported by European countries, the ECDC believes there is a likelihood that even stricter measures may be needed in the near future to control the further spread of COVID-19.

In light of the continuing increase of cases and deaths associated with COVID-19, and after having already extended the targeted, temporary measures decided at the end of October 2020 from the end of November 2020 to December 20, 2020, the Federal Government and the 16 German federal states (Länder) on December 13, 2020, decided to impose additional measures until January 10, 2021. Most notably, in addition to the protective measures already in place, since December 16, 2020, shops have for the most part been closed, child care facilities are only offering emergency care and schools have generally been closed or the obligation to attend school has been suspended. Special rules, including limited relaxation measures over the Christmas holidays and stricter rules for New Year celebrations, will apply for the end-of-year festive season. The Federal Government and the 16 German federal states (Länder) plan to consult and decide on January 5, 2021, on the measures to be taken as of January 11, 2021, in light of the further development of COVID-19 infections.

On December 21, 2020, the European Medicines Agency (“EMA”) recommended granting the first conditional marketing authorization for a vaccine to prevent COVID-19. On the same date, the European Commission based on a fast-track decision-making process granted a decision on the conditional marketing authorization for the vaccine, which is expected to allow vaccination programs to be rolled out across the European Union (“EU”). In Germany, preparations for the administration of vaccines, as they become available, are ongoing. Among other matters, the German Minister of Health on December 18, 2020, presented a proposal for a regulation dealing with the order in which persons in Germany will be entitled to receive vaccinations against COVID-19, which prioritizes the most vulnerable groups.

Sources: European Centre for Disease Prevention and Control, Risk Assessment on COVID-19, 4 December 2020 (https://www.ecdc.europa.eu/en/current-risk-assessment-novel-coronavirus-situation); Bundesregierung, Merkel: “Wir sind zum Handeln gezwungen”, December 13, 2020 (https://www.bundesregierung.de/breg-de/suche/merkel-beschluss-weihnachten-1827396); Telefonkonferenz der Bundeskanzlerin mit den Regierungschefinnen und Regierungschefs der Länder am 13. Dezember 2020 – Beschluss (https://www.bundesregierung.de/resource/blob/992814/1827366/69441fb68435a7199b3d3a89bff2c0e6/2020-12-13-beschluss-mpk-data.pdf?download=1); Bundesregierung, “Kontakte vermeiden, wo immer es geht”, December 2, 2020 (https://www.bundesregierung.de/breg-de/aktuelles/ministerpraesidentenkonferenz-1824538); European Medicines Agency, EMA recommends first COVID-19 vaccine for authorisation in the EU, press release of December 21, 2020 (https://www.ema.europa.eu/en/news/ema-recommends-first-covid-19-vaccine-authorisation-eu); European Commission, Statement by President von der Leyen on the marketing authorisation of the BioNTech-Pfizer vaccine against COVID-19, December 21, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/statement_20_2510); Die Bundesregierung, Spahn stellt Impfverordnung vor, Die Schwächsten zuerst schützen, December 18, 2020 (https://www.bundesregierung.de/breg-de/aktuelles/corona-impfverordnung-1829940).

EU Response to the COVID-19 Pandemic

On December 17, 2020, following the European Parliament’s consent on December 16, 2020, the Council of the European Union (the “Council”) adopted the regulation laying down the EU’s multiannual financial framework for 2021-2027. In line with the European Council’s proposal of July 2020, the regulation provides for a long-term budget of EUR 1,074.3 billion(at 2018 prices) for the EU member states (the “Member States”), including the integration of the European Development Fund. Together with the new recovery instrument of EUR 750 billion (the “EU Recovery Instrument” ), which is specifically aimed at addressing the consequences of the COVID-19 pandemic, the regulation will allow the EU to provide an unprecedented EUR 1.8 trillion of funding to be spent by 2027 to support recovery from the COVID-19 pandemic and the EU’s long-term priorities across different policy areas with new and reinforced priorities, including green and digital transitions.

To implement the EU Recovery Instrument, the EU’s own resources decision (the “Own Resources Decision”), which defines how the EU budget is financed and which was adopted by the Council on December 14, 2020 pursuant to the special legislative procedure applicable to EU budgetary matters, is required to be ratified by all Member States in accordance with their own constitutional requirements. Under the Own Resources Decision, the European Commission will be authorized, on an exceptional basis, to temporarily borrow up to EUR 750 billion (at 2018 prices) on the capital markets to address the consequences of the COVID-19 pandemic. Most of this funding will be channeled through the EUR 672.5 billion Recovery and Resilience Facility which will support public investments and reforms in Member States through grants and loans, helping them to address the economic and social impact of the COVID-19 pandemic, as well as the challenges posed by the green and digital transitions.

Sources: Council of the EU, Next multiannual financial framework and recovery package: Council moves to finalise adoption, press release of December 14, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/12/14/next-multiannual-financial-framework-and- recovery-package-council-moves-to-finalise-adoption/); European Commission, EU legislation, The legislation that implements the principles set out in the treaties: information on acts regulating the own resources system, the regulation on long-term budget and the Financial Regulation, accessed on December 21, 2020 (https://ec.europa.eu/info/strategy/eu-budget/how-it-works/budget-law/legislation_en); Council of the EU, Multiannual financial framework for 2021-2027 adopted, press release of December 17, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/12/17/multiannual-financial-framework-for-2021-2027-adopted/).

German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic

To support businesses in Germany that are temporarily closed as a result of the government measures described above under “—General Considerations Relating to the COVID-19 Pandemic,” the Federal Government has proposed to prolong the extraordinary economic support initially provided for the November 2020 period. In addition, certain bridging support measures, which were already in place and were extended for the November 2020 period, will be further extended until the end of June 2021, and will be expanded in scope in order to also cover businesses affected by the closures required as of December 16, 2020.

At the end of November 2020, the budget committee of the German Bundestag adopted the draft national budget for 2021, with a total budget of EUR 498.6 billion. This is 1.9% less than the 2020 budget, but EUR 85.2 billion more than originally envisaged by the Federal Government in its draft budget proposal of September 2020, primarily due to the ongoing impact of the COVID-19 pandemic. Accordingly, in fiscal year 2021 the German government is expected to borrow a total of EUR 179.8 billion, which is a reduction of EUR 38.0 billion compared to the planned net borrowing of EUR 217.8 billion in fiscal year 2020, but an increase of EUR 83.6 billion compared to the Federal Government’s budget proposal of September 2020. Moreover, net borrowing will still significantly exceed the threshold under the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)). Exceeding the threshold under the “debt brake” is permissible only if a majority of the members of the German Bundestag confirm that the country is facing an extraordinary emergency situation. The draft national budget and financial plan adopted by the budget committee of the German Bundestag were approved by the German Bundestag and the German Bundesrat on December 11, 2020, and December 18, 2020, respectively.

Sources: Bundesministerium der Finanzen, Umfangreiche Erweiterung der Corona-Hilfen, December 15, 2020 (https://bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2020-10-29-neue-corona-hilfen.html); Bundesministerium für Wirtschaft und Energie, Bundeswirtschaftsminister Altmaier zu den heutigen Beschlüssen der Ministerpräsidentenkonferenz, press release of December 13, 2020 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2020/12/20201213-altmaier-zu-heutigen-beschluessen-der-ministerpraesidentenkonferenz.html); Deutscher Bundestag, Bundeshaushalt 2021 beschlossen, November 27, 2020 (https://www.bundestag.de/presse/hib/810198-810198); Deutscher Bundestag, Haushalt 2021 mit Ausgaben von 498,62 Milliarden Euro verabschiedet, December 11, 2020 (https://www.bundestag.de/dokumente/textarchiv/2020/kw50-de-haushaltsgesetz-2021-schlussrunde-810070); Bundesrat, Bundesrat billigt 18 Gesetze, December 18, 2020 (https://www.bundesrat.de/DE/plenum/bundesrat-kompakt/20/998/998-pk.html#top-29).

Monetary Policy Response to the COVID-19 Pandemic

On December 10, 2020, the European Central Bank (“ECB”) announced a significant recalibration of its monetary policy instruments in view of the economic fallout due to the resurgence of the COVID-19 pandemic. These include, among others, the decision of the governing council of the ECB (the “Governing Council”) to increase the pandemic emergency purchase program (“PEPP”) by EUR 500 billion to a total of EUR 1,850 billion and to extend the horizon for net purchases under the PEPP to at least the end of March 2022. In addition, the reinvestment of principal payments from maturing securities purchased under the PEPP was extended until at least the end of 2023. Furthermore, the Governing Council recalibrated the conditions of the third series of targeted longer-term refinancing operations (“TLTRO III”) by extending the period over which considerably more favorable terms will apply by 12 months to June 2022. Three additional operations will also be conducted between June and December 2021. The Governing Council also decided to raise the total amount that counterparties will be entitled to borrow in TLTRO III operations from 50% to 55% of their stock of eligible loans. In order to provide an incentive for banks to sustain the current level of bank lending, the recalibrated TLTRO III borrowing conditions will be made available only to banks that achieve a new lending performance target. Moreover, the Governing Council extended the duration of the set of collateral easing measures it adopted in April 2020 to June 2022, and decided to offer four additional pandemic emergency longer-term refinancing operations (PELTROs) in 2021, which are expected to continue to provide an effective liquidity backstop.

Source: European Central Bank, Monetary Policy Decisions, press release of December 10, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.mp201210~8c2778b843.en.html).

European Banking Union

On November 30, 2020, the Eurogroup in inclusive format (i.e., the economic and finance ministers of the Member States) agreed on the reform of the European Stability Mechanism (“ESM”) with a view to strengthening the Economic and Monetary Union and the European Banking Union. The reform will further develop the ESM toolkit and strengthen the role of the ESM in the design, negotiation and monitoring of financial assistance programs. It will also provide for the establishment of a common backstop to the Single Resolution Fund (SRF) in the form of a credit line from the ESM, providing a financial safety net for bank resolutions in the Banking Union, which will help to protect financial stability. The common backstop will replace the Direct Recapitalization Instrument, which currently allows the ESM to recapitalize systemic and viable euro area financial institutions under specific circumstances as a last resort measure. These changes aim to strengthen the resilience and crisis resolution capacities of the euro area.

Sources: Eurogroup, Statement of the Eurogroup in inclusive format on the ESM reform and the early introduction of the backstop to the Single Resolution Fund, press release of November 30, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/11/30/statement-of-the- eurogroup-in-inclusive-format-on-the-esm-reform-and-the-early-introduction-of-the-backstop-to-the-single-resolution-fund/); Euro Summit, Statement of the Euro Summit in inclusive format of December 11, 2020 (https://www.consilium.europa.eu/media/47298/11-12-20-euro-summit-statement-en.pdf); European Stability Mechanism, ESM direct bank recapitalisation instrument adopted, press release of December 8, 2014 (https://www.esm.europa.eu/press-releases/esm-direct-bank-recapitalisation-instrument-adopted).

European Union and Political Integration

On December 17, 2020, the European Commission announced that the withdrawal agreement between the United Kingdom (“UK”) and the EU, including the protocol on Northern Ireland, will be implemented on January 1, 2021. As of that date, EU law on the free movement of EU citizens will cease to apply to UK nationals in the EU and EU citizens in the UK after December 31, 2020. The withdrawal agreement, among other matters, provides for a set of rules that protect the right of residence of EU citizens in the UK and UK nationals in the Member States as of January 1, 2021. The European Commission has put forward, and the European Parliament has adopted, a set of targeted contingency measures to prepare for a possible “no-deal” scenario with a view to ensuring basic reciprocal air and road connectivity between the EU and the UK, as well as allowing for reciprocal fishing access by EU and UK vessels to each other’s waters as of January 1, 2021. These contingency measures, which are pending adoption by the Council, would apply for the period during which there is no agreement between the EU and the UK on their future relationship in place. If no agreement between the UK and the EU is reached, these measures will end after a fixed period.

Sources: European Commission, Brexit: Withdrawal Agreement to be fully operational on 1 January 2021, press release of December 17, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/IP_20_2478); European Commission, Relations with the UK: Commission proposes targeted contingency measures to prepare for possible “no-deal” scenario, press release of December 10, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_2368); European Parliament, EU-UK relations: parliament adopts temporary contingency measures, press release of December 18, 2020 (https://www.europarl.europa.eu/news/de/press-room/20201217IPR94207/eu-uk-relations-parliament-adopts-temporary-contingency-measures).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ MARKUS SCHMIDTCHEN
Name: Markus Schmidtchen
Title: First Vice President

By:	/S/ JÜRGEN KÖSTNER
Name: Jürgen Köstner
Title: Vice President

Date: December 21, 2020

EXHIBIT INDEX

Exhibit	Description

(i)	By-Laws of Kfw (English language translation)